T. Rowe Price 05-13-05 Responses - Public
July 15, 2005

Laura Hatch and Tony Burak
Securities and Exchange Commission
Division of Investment Management
Office of Disclosure
Mail Stop 0505
Washington, DC 20549

RE:	T. Rowe Price Funds
October 31, 2004 and December 31, 2004 Annual Reports

Dear Ms. Hatch and Mr. Burak:

Following are responses to the comments/questions we discussed on May 13, 2005, related to the October 31, 2004 and December 31, 2004 annual reports for the T. Rowe Price funds.

1.	Manager Commentary (N-1A, Item 21(d)(1))
The hypothetical expense example presented in the shareholder reports of the variable annuity funds should state that the example does not include any fees or expenses imposed at the contract level.

Management Response: Beginning with the June 30, 2005 reporting cycle, the hypothetical expense example presented in shareholder reports of T. Rowe Price variable annuity funds will include language stating that, “Figures do not reflect fees at the insurance product or contract level; if those fees were included, expenses would be higher.”

2.	Statement of Assets and Liabilities (Reg. S-X, Rule 6-04(11))
Disclose separately on the Statement of Assets and Liabilities “deposits for securities loaned” as prescribed by S-X 6-04(11).

Management Response: Beginning with the February 28, 2005 reporting cycle, all T.
Rowe Price funds began to present separately on the face of the Statement of Assets and
Liabilities the liability to return securities lending collateral. Previously, such amounts had been presented separately only if the balance exceeded 5% of the fund’s net assets.
Additionally, the footnotes to the financial statements state the total value of securities loaned and the nature of the collateral received.

3.	Statement of Operations (Reg. S-X, Rule 6-07)
On the Statement of Operations, state separately dividend and interest income from investments in affiliated companies.

Management Response: Beginning with the June 30, 2005 reporting cycle, T. Rowe
Price funds will disclose dividend and interest income from investments in affiliated companies separately in accordance with Regulation S-X, Rule 6-07.

4.	Statement of Operations (Reg. S-X, Rule 6-07)
The manager of the Personal Strategy Balanced Portfolio charges an all-inclusive management and administrative fee, which it reduced by $38,000 during the year ended
December 31, 2004 related to the fund’s investment in T. Rowe Price Institutional High
Yield Fund. This fee reduction should be presented separately on the Statement of
Operations as a decrease in total expenses.

Management Response: The Statement of Operations of the Personal Strategy
Balanced Portfolio erroneously reflected a net presentation of the fund’s management fee. It is the policy of T. Rowe Price funds that the management fee should be presented gross on the Statement of Operations and any contractual management fee reduction should be presented separately as a reduction to arrive at total expenses.
Total expenses were reported accurately and the expense ratios in the financial highlights were calculated and presented correctly.

5.	Manager Commentary
The Average Annual Compound Total Return Since Inception for the MSCI EAFE
Index presented in the annual report of the International Growth & Income Fund does not agree to the return recalculated using the plot points in the Growth of $10,000 performance comparison chart.

Management Response: The inception date of the International Growth & Income
Fund is December 21, 1998. It is the policy of T. Rowe Price funds that since-
inception performance information for a fund’s benchmark should be presented from the date of fund inception, when such information is available for the benchmark. The
Average Annual Compound Total Return Since Inception for the MSCI EAFE Index
presented in the fund’s annual report was calculated for the period from December 21,
1998 (inception date of the fund) to October 31, 2004; however, the tickmark accompanying the performance calculation erroneously stated, “. for the period
12/31/98 to 10/31/04.” We have enhanced our financial statement review process to include a procedure to verify that the periods disclosed in the tickmark explanations for since-inception benchmark data presented in the annual report are appropriate.

6.	Manager Commentary
The Average Annual 5-Year and 10-Year Compound Total Returns for the Citigroup
Non-U.S. Extended Market Index presented in the T. Rowe Price International
Discovery Fund do not agree to the returns recalculated using the plot points in the
Growth of $10,000 performance comparison chart.

Management Response: The Average Annual 5-Year and 10-Year Compound Total
Returns presented for the Citigroup Non-U.S. Extended Market Index presented in the
International Discovery Fund annual report were accurate; however, the plot points for the Growth of $10,000 performance comparison chart as of October, 2002, October,
2003 and October, 2004 were misstated due to inaccurate data points in our internal statistical reporting database. We have corrected the data in our internal statistical reporting database and enhanced our period-end review process to include a procedure to verify that all performance data contained in our internal statistical reporting database agrees to the performance data provided by the benchmark organization.

7.	Statement of Assets and Liabilities
The value of affiliated companies in the Statement of Assets and Liabilities of New
Asia Fund does not agree to the total value of investments in affiliated companies presented in the affiliate schedule following the Portfolio of Investments.

Management Response: The value of the three affiliated companies presented in the affiliate schedule following the Portfolio of Investments was misclassified as unaffiliated on the Statement of Assets and Liabilities. We have enhanced our financial statement review checklist to include a procedure to verify that the value of investments in affiliated companies as reflected on the Statement of Assets and Liabilities agrees with the total value of affiliated companies held at period-end shown in the affiliate schedule.

In connection with responding to your comments, T. Rowe Price acknowledges that:

• the fund is responsible for the adequacy and accuracy of the disclosure in the filings;
• staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
• the fund may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional questions after reviewing or would like to discuss any of the responses further, I can be reached at (410) 345-2014 or via email at
neil_kotras@troweprice.com.

Sincerely,

Neil Kotras
Investment Treasury

cc: Joe Carrier
Forrest Foss
Cathy Mathews